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                              September 11, 2020

       David Koos
       Chief Executive Officer
       SYBLEU Inc.
       4700 Spring Street, Suite 304
       La Mesa, CA 91942

                                                        Re: SYBLEU Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 17,
2020
                                                            File No. 333-248059

       Dear Mr. Koos:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August 17, 2020

       Cover Page

   1. Please update the front cover page of your registration statement and the front cover page of the prospectus to
reflect your disclosure on page 9 that you are an emerging growth company and that you
have elected to use the extended transition period for complying with new or revised
accounting standards pursuant to Section 7(a)(2)(B) of the Securities
                                                        Act. Refer to Form S-1.
   2. Please update the cover page of your prospectus to include a highlighted cross-reference to the risk factors
section, including the page number where it appears in the prospectus.
                                                        Refer to Item 501(b)(5)
of Regulation S-K.
 David Koos
FirstName LastNameDavid Koos
SYBLEU Inc.
Comapany 11,
September NameSYBLEU
              2020        Inc.
September
Page 2    11, 2020 Page 2
FirstName LastName
3. We note your disclosure on page 30 that you intend to apply for listing of your common stock on the Pink Market operated by OTC Markets Group. Please update your prospectus cover page and the Prospectus Summary to include this information. If the distribution is not conditioned on your stock becoming quoted, please also include disclosure to that effect.
Prospectus Summary, page 5

4. Please revise the Prospectus Summary to disclose the reason for the distribution and explain why you are undertaking it at this time.
5.       We note your disclosure that you are a majority owned subsidiary of
Cell Source
         Research, Inc. Please update your disclosure to clarify what other persons or entities own your equity and whether those persons or entities with continue to be shareholders following the distribution.
6. We note the disclosure that you filed a provisional patent application in order to seek patent protection for the Cell Transplant IP. Please expand your disclosure explain what a provisional patent application is and what rights flow from this type of application
         Please also discuss whether the patent application will be owned or licensed from a third party and the type of patent protection (composition of matter, use or process).
7. We note your disclosed intention to "advance the FDA approval process up to the point of successful completion of Phase I clinical trials..." Please update your disclosure to clarify that there is no guarantee that the FDA will grant you an IND to commence a Phase I clinical trial or that you will be able to complete a successful Phase I clinical trial. Please also balance your disclosure to clarify that you have no experience developing or commercializing pharmaceutical or biologic products.
8. Please update your disclosure to explain what is meant by the term "photoceutical manipulation."
9. We note that you have concluded that the Cell Transplant IP is a biological product.
         However, the description of the Cell Transplant IP in your document appears to cover solely intellectual property, as opposed to any product candidates in development. Please revise your disclosure to clarify if true, that you have not yet identified any product candidates using the Cell Transplant IP or initiated any pre-clinical trials for any product candidates.
10. We note the estimates of the time and cost to initiate and complete a Phase I clinical trial and that these estimates are based on management's prior experience. Please expand this disclosure to specify the prior experience of management on which these estimates are based and whether such experience includes advancing product candidates through clinical trials. Please also disclose whether these cost estimates include costs to file the nonprovisional patent application for Cell Transplant IP.
 David Koos
FirstName LastNameDavid Koos
SYBLEU Inc.
Comapany 11,
September NameSYBLEU
              2020        Inc.
September
Page 3    11, 2020 Page 3
FirstName LastName
Risk Factors
No approval has been granted by the FDA for the marketing and sale of the Cell Transplant IP, page 13

11. Please expend this risk factor to clarify, if true, that no product candidates have been identified and no pre-clinical testing has been initiated, both of which must be accomplished before an Investigation New Drug Application can be submitted to the FDA and if approved by the FDA, that rigorous clinical testing must be successfully completed before a Biologic License Application can be submitted to the FDA. Business, page 22

12. Please update the Business section to clearly define all technical terms. By way of example only, we note that the terms "neoplasia", "ablation", "Leuer Lock", "progenitor cells" and "epigenetic acting factors" are used but not explained in the Business section.
13. We note your statement that the Cell Transplant IP provides means of "preactivating" a cellular graft and your description of the benefits of preactivating a cellular graft with the
         Cell Transplant IP before implantation. Please update your disclosure to clarify whether there is preclinical or clinical evidence supporting the statements that (i) the Cell
         Transplant IP can preactivate a cellular graft and (ii) that preactivation of a cellular graft provides the benefits discussed in the Business section.

         If preclinical or clinical evidence is not yet available to support these statements, please also clarify the basis for these claims and whether they are based on management's belief.
14. We note your discussion regarding the preactivation of stem cells with a medical device comprised of a closed system as well as your description of the device. Please update your disclosure to state whether you have developed or in-licensed such a device. If you have yet to develop or in-license such a device, please also clarify your plans to obtain access to this device.

         Please also update your disclosure to discuss FDA regulation of medical devices and any potential regulatory approvals you will need to obtain in order to develop or use this device.
15. We note your disclosure on page 5 that your chief executive officer and Entest
         Biomedical, Inc. assigned to you all right, title and interest to intellectual property related to methods, devices, and techniques useful for enhancing function of a cellular graft through photoceutical manipulation on July 14, 2020. Please describe the material terms of this assignment in the Business section and file the underlying agreement as an exhibit to your registration statement. In your description of the assignment, please include the following:

                the rights and obligations of each party under the agreement; quantify all payments made to date;
 David Koos
FirstName LastNameDavid Koos
SYBLEU Inc.
Comapany 11,
September NameSYBLEU
              2020        Inc.
September
Page 4    11, 2020 Page 4
FirstName LastName
                disclose separately the aggregate amount of any potential development, regulatory and commercial milestone payments;
                quantify any royalty rates, or a range no greater than 10 percentage points per tier;
                if applicable, disclose when royalty provisions expire, if the expiration is based on a number of years following commercialization, disclose the number of years;
                disclose the expiration date; and
                describe any termination provisions.
Exhibits

16. We note that your Exhibit 5.1 legal opinion appears to contemplate a secondary offering of common stock, rather than the primary offering that is described in the prospectus itself. Please revise the legal opinion to opine only as to the shares being registered rather than any resale.
General

17. Please revise your disclosure throughout to explain whether you will be registering your common stock under the Exchange Act in connection with this offering. If not, then add a separate risk factor to explain that you will not be subject to the proxy rules under Section
         14 of the Exchange Act, the prohibition of short-swing profits under
Section 16 of the
         Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g)
         of the Exchange Act, and that your periodic reporting obligations under Section 13(a) will be automatically suspended under Section 15(d) of the Exchange Act to the extent that you have fewer than 300 shareholders.
18. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 David Koos
SYBLEU Inc.
September 11, 2020
Page 5

       You may contact Tracey McKoy at 202-551-3772 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Christopher Edwards at 202-551-6761 with any other questions.



                                                         Sincerely,
FirstName LastNameDavid Koos
                                                         Division of
Corporation Finance
Comapany NameSYBLEU Inc.
                                                         Office of Life
Sciences
September 11, 2020 Page 5
cc:       William Aul
FirstName LastName